Exhibit 23.1

CONSENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated October 18, 2016 (January 20, 2017 for the effects of the adjustments made as a result of the reporting segment change described in Note 12 to the consolidated financial statements), relating to the consolidated financial statements of Winnebago Industries, Inc. and subsidiaries, and our report dated October 18, 2016 relating to the effectiveness of Winnebago Industries, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Current Report on Form 8-K of Winnebago Industries, Inc. and subsidiaries dated January 20, 2017, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
January 20, 2017